09042607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-49944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2010 Hancock Street Second Level
(No. and Street)

San Diego (City) California (State) 92110 (Zip Code)

SEC Mail
Mail Processing
Section
OCT 13 2009
Washington, DC
106

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rod P. Michel 619-739-4559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ralston Thomas Anthony CPA
(Name – *if individual, state last, first, middle name*)

41800 Enterprise Circle South Suite 1; Temecula, California 92590
(Address) (City) (State) (Zip Code)

SEC Mail
Mail Processing
Section
OCT 13 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney P. Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trade Financial Corporation, as of June 30th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

see attached

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 9th day of October, 20 09, by
Date / Month / Year

(1) Rodney Michel,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ____________________
Signature of Notary Public

CHRISTOPHER D. ROTH
Commission # 1735339
Notary Public - California
San Diego County
My Comm. Expires Mar 30, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Thomas A. Ralston
Certified Public Accountant

41800 Enterprise Cir. South
SUITE I
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
E-mail: Rmgmt@EZ2.net

October 8, 2009

Board of Directors
World Trade Financial Corporation
2010 Hancock Street, 2nd Floor
San Diego, California 92110

Reference: World Trade Financial Corporation

Board of Directors:

In my opinion, the assessments were determined fairly in accordance with the applicable instructions and forms.

The calculations of assessments were determined to be accurate. The disbursements were recorded correctly and a copy of the disbursement attached. There are no adjustments nor overpayments reflected in form SIPC-7. There was no difference in my calculation and the firm's calculation.

In my opinion, the SIPC-7 assessments are fairly stated in all material respects.

Sincerely,

Thomas A. Ralston
Certified Public Accountant

WORLD TRADE FINANCIAL CORPORATION

Firm Id: 42638

June 2009 | Submitted

Close Form

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2009 [3932] Period Ending 06/30/2009 [3933] Number of months 3 [3931]

REVENUE		
1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	165,341 [3939]
	d. Total securities commissions	165,341 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	20,937 [3995]
9.	Total revenue	186,278 [4030]
EXPENSES		
10.	Salaries and other employment costs for general partners and voting stockholder officers	9,000 [4120]
11.	Other employee compensation and benefits	39,642 [4115]
12.	Commissions paid to other broker-dealers	25,805 [4140]

13.	Interest expense		-34 [4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		3,033 [4195]
15.	Other expenses		86,268 [4100]
16.	Total expenses		163,714 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		22,564 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		22,564 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	19,343 [4211]

Next Section

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

019944 FINRA JUN
WORLD TRADE FINANCIAL CORPORATION
2010 HANCOCK ST 2ND FL
SAN DIEGO CA 92110-2056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frank Bickell (619) 739-4562

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 465.70

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)

January 5, 2009
Date Paid

C. Assessment balance due 315.70

D. Interest computed on late payment (see instruction E) for 32 days at 20% per annum 5.54

E. Total assessment balance and interest due (or overpayment carried forward) $ 321.24

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 321.24

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World Trade Financial Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of October, 20 09

Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending June 30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 186,278

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 186,278

2e. General Assessment @ .0025 $ 465.70

(to page 1 but not less than $150 minimum)

World Trade Financial Corporation
2010 Hancock St. Second Floor
San Diego, California 92110
619-325-2620

SAN DIEGO NATIONAL BANK
Downtown Office: 1420 Kettner Boulevard
San Diego, California 92101
90-3868/1222

5819

10/2/2009

Pay to the Order of SIPC $ **321.24

Three Hundred Twenty-One and 24/100*** Dollars

SIPC
805 15th St. NW Suite 800
Washington D.C. 20005-2215

Authorized Signature

Special Assessment FY2009 # 8-049944

⑈005819⑈ ⑆122238682⑆ 0600344370⑈

World Trade Financial Corporation

5819

SIPC

10/2/2009

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
10/2/2009	Bill		321.24	321.24		321.24
					Check Amount	321.24

San Diego National C Special Assessment FY2009 # 8-049944 321.24

World Trade Financial Corporation

5819

SIPC

10/2/2009

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
10/2/2009	Bill		321.24	321.24		321.24
					Check Amount	321.24

San Diego National C Special Assessment FY2009 # 8-049944 321.24

Assessment Balance Due	315.7
Late fee percentage	20%
Number of days in a year	365
Late percentage per day	0.000548
Late fee per day ($)	0.172986
Number of days late	32
Total Interest due	$ 5.54